No Act
PE 1/11/11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12027255

February 21, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: Newell Rubbermaid Inc.
Incoming letter dated January 11, 2012

Dear Mr. Mueller:

This is in response to your letter dated January 11, 2012 concerning the shareholder proposal submitted to Newell by John Chevedden. We also have received letters from the proponent dated January 11, 2012, January 17, 2012, February 9, 2012, February 12, 2012 and February 16, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newell Rubbermaid Inc.
Incoming letter dated January 11, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Newell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Newell, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Newell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

The company persists in its failure to address the footnote to the resolved statement as a footnote:
foot·note n

1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company failed to provide any definition of a footnote that claims footnotes are used to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

The key words are, "holding not less than one-tenth of the voting power of the Corporation." The company argument is addressing a hypothetical proposal in which the footnote format is eliminated and the footnote text is then inserted before "holding not less than one-tenth of the voting power of the Corporation."

The company already said at least two-times, "The Delaware General Corporation Law does not specify a minimum percentage of stock ownership for stockholders to be able to call a special meeting of stockholders" – thus the footnote would not apply at this particular time.

The company fails to address why the footnote would logically not apply to a Delaware corporation at this particular time.

The company failed to show in *Safescript Pharmacies, Inc.* (February 27, 2004) that the second of two options was formatted as a footnote and that the first option gave an absolute limit of "not less than." *Safescript Pharmacies* was contrary to the 2012 Newell Rubbermaid proposal because the first option in Newell Rubbermaid established a floor for the second option which was subservient to the first option.

The company also failed to show in *Pool Corp.* (February 17, 2009) that the second of two options was formatted as a footnote and that the first option had an absolute limit of "not less than."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

The company persists in not addressing the footnote to the resolved statement as a footnote.

The company does not address why the footnote is merely inoperable in Delaware at this particular time.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

A proposal is not ambiguous if it is purportedly subject to two interpretations, but one of those interpretations is absurd.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

The company does not address the footnote to the resolved statement as a footnote:
foot·note n
1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company has not provided any definition of a footnote that claims footnotes are used to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation**, to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 11, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the January 11, 2012 company request to avoid this established rule 14a-8 proposal.

The company does not address the footnote to the resolved statement as a footnote:
foot·note n
1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc:
Michael R. Peterson <michael.peterson@newellco.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 00000-00000

January 11, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Newell Rubbermaid Inc.*
Stockholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Newell Rubbermaid Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because (i) it requests alternative and inconsistent actions, and (ii) one of the alternative standards set forth in the Proposal is vague and ambiguous. We address the second of these first.

A. The Proposal Relies Upon a Vague and Indefinite Standard.

One of the actions requested by the Proposal is to enable one or more stockholders, holding "the lowest percentage of our outstanding common stock permitted by state law" to call a special meeting of stockholders. The Company is incorporated under Delaware law. The Delaware General Corporation Law does not specify a minimum percentage of stock ownership for stockholders to be able to call a special meeting of stockholders. Instead, Section 211(d) of the General Corporation Law states that a special meeting of stockholders may be called "by such person or persons as may be authorized by the certificate of incorporation or by the bylaws" of a company.

Because the Proposal specifically relies upon a standard expressed as the "lowest percentage" permitted by state law, in the context of Delaware law, it is unclear exactly what actions the Company would need to take in order to comply with this standard. For example, must the Company adopt a stock ownership threshold equal to the lowest whole percent, in this case 1%, or would the Company need to establish a threshold expressed as a percentage that is less than a whole percent? If the Company attempted to express the lowest standard allowed by law, which would be one share, as a percentage, it is unclear as of what date it would establish that percentage, since the percentage represented by one share could vary daily as the number of issued and outstanding shares fluctuates due to shares being issued under equity compensation arrangements or repurchased under share buyback programs. As a result, the specific percentage of the Company's outstanding common stock that is equal to one share would be constantly fluctuating; yet, the Proposal provides no guidance as to when the Company would be required to determine the applicable percentage. Thus, it is unclear whether the company would be required to amend its governing documents in response to any future changes to the percentage of the Company's outstanding common stock equivalent to one share or whether the Company would be in compliance with the terms of the Proposal if it were to set a required stock ownership percentage threshold in its governing documents that subsequently was not in fact equal to the "lowest percentage" permitted by Delaware law due to changes in the total number of the Company's shares of common stock outstanding. The Proposal's use of a standard that has no significance under Delaware law creates all of these unanswered questions, yet the Proposal provides no guidance as to how the Company must address these concerns when implementing the Proposal.

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where it was impossible to determine exactly how to implement the proposal because important aspects of the process or criteria requested were ambiguously drafted. For example, in *Pfizer Inc.* (avail Feb. 18, 2003), the Staff concurred with the exclusion of a proposal that requested that the company's board of directors make all stock option grants to management and the board at no less than the "highest stock price" and that the options contain a buyback provision. The company argued that the proposal was vaguely worded such that the company:

> would not know whether the reference to "the highest stock price" refers to the highest price at which the stock trades on the date that the [b]oard seeks to "make all options" conform to the [p]roposal, the highest price at which the stock has ever traded prior to the date the [b]oard acts or a price determined within a limited time in the past, or whether the [p]roposal requires some form of action that would take into account stock price highs reached by the [c]ompany's stock in the future.

Finding the proposal vague and indefinite, the Staff concurred with the company's belief that the proposal was excludable under Rule 14a-8(i)(3). Similarly, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal requesting that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." The company argued that it was impossible to determine exactly how to implement the proposal because it was unclear whether the proposal required that the company establish a policy that all directors must retire at the age of 72 or whether the company would instead be required to determine a mandatory retirement age for each director when he or she attained the age of 72 years, and the Staff concurred that the proposal was excludable as vague and indefinite. *See also NSTAR* (avail. Jan. 5, 2007) (concurring with the exclusion of a proposal requesting "standards of record keeping of our financial records" because the terms "standards" and "financial records" were vague and indefinite); *International Business Machines Corp.* (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the Proposal is vague and indefinite because it is unclear how the Company would be required to express a stock ownership threshold of the "lowest percentage" of the Company's outstanding common stock permitted by law when Delaware law does not speak in terms of percentages and further, if the Company were to be required to include a particular percentage of stock ownership in its governing documents, how that percentage would be determined in light of constant changes to the actual percentage equal to the lowest level of stock ownership permitted by Delaware law.

B. The Proposal Requests Alternative and Inconsistent Actions.

The Proposal is vague and indefinite because it sets forth two inconsistent alternative requirements for how the Proposal should be implemented but fails to provide any guidance as to how the ambiguities resulting from the Proposal's vague language should be resolved. Specifically, the Proposal requests that the Company amend its governing documents to grant[1] stockholders holding "not less than one-tenth...of the voting power of the [Company]...[o]r the lowest percentage of [the Company's] outstanding common stock permitted by state law" the right to call a special meeting. Thus, the Proposal presents two alternative standards for which stockholders may call special meetings of stockholders:

- stockholders holding not less than one-tenth of the voting power; or
- stockholders holding the lowest percentage of the Company's outstanding common stock permitted by law.

When state law imposes a minimum stock ownership standard for calling special meetings that is above ten percent, the Proposal's language results in specifying only one voting standard. As noted above, however, the state law applicable to the Company does not specify a minimum permissible percentage of stock ownership for calling a special meeting of stockholders. As a result, each of the alternative ownership standards specified in the Proposal would be legally permissible but would result in different stock ownership thresholds. Specifically, a stock ownership threshold of ten percent, while consistent with state law, would not in fact be equal to the lowest percentage legally permitted. Rather, setting the stock ownership threshold at the lowest percentage permitted by state law would result in a threshold at some level much less than ten percent (depending on how the "lowest percentage permitted by state law" is interpreted).[2]

---

[1] Presently, Section 2.2 of the Company's By-Laws, as amended, provides that a special meeting of the stockholders may only be called by the Company's Chairman, Board of Directors or President. Accordingly, the Company's stockholders do not currently have the authority to call a special meeting.

[2] We also note that the Proposal is substantially different than previous special meeting proposals submitted by the Proponent, which typically requested a stock ownership threshold of 10% of the company's outstanding common stock or "the lowest percentage permitted by law above 10%." *See, e.g., Southwestern Energy Co.* (avail. Feb. 28, 2011); *Raytheon Co.* (avail. Mar. 29, 2010). In those instances, the circumstances under which the alternative standard applied were clearly specified in the proposal, such that in all cases the proposals operated to specify only a single standard: 10%, or if that standard

[Footnote continued on next page]

Given the significantly different implications of requiring one alternative threshold over the other, it is impossible to fully understand the effect of implementing the Proposal without understanding what stock ownership threshold would be required if the Proposal were approved. However, because the Proposal provides no guidance as to how to resolve this ambiguity, stockholders voting on the Proposal will not be able to know with any reasonable certainty what specific actions the Company would be required to take under the Proposal's provisions. For example, does the Proposal require a stock ownership threshold of "one-tenth" of the Company's voting power, a threshold equal to the "lowest percentage" permitted by Delaware law, or would the Company have discretion to choose either alternative? Because the Proposal reasonably can be interpreted to be referring to any of the three alternatives, stockholders voting on the Proposal are unlikely to all agree as to how this ambiguity should be resolved, such that it would be impossible to assure that all stockholders voting on the Proposal shared a common understanding of the effect of implementing the Proposal. As a result, the Company would not be able to determine with any reasonable certainty whether stockholders intended to approve a proposal with a ten percent stock ownership threshold, a proposal with the lowest percentage stock ownership threshold legally permitted, or a proposal that would permit the Company to elect either alternative in its discretion. Thus, due to the vague and indefinite nature of the Proposal, the Company's eventual choice of a stock ownership threshold could be significantly different from the threshold stockholders envisioned when voting on the Proposal.

In this regard, the Proposal is substantially similar to previous proposals the Staff has concurred were excludable under Rule 14a-8(i)(3) where the proposal referenced alternative standards, such that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines. The company argued that the applicable FASB standard "expressly

---

[Footnote continued from previous page]
were not allowed under state law, the lowest permissible standard. By contrast, the two share ownership alternatives set forth in the Proposal are not tied to a common baseline share ownership threshold and can both be legally adopted despite having significantly different implications. Accordingly, unlike the Proponent's previous proposals, the Proposal's share ownership provisions are not always mutually exclusive, and as noted above, stockholders and the Company will be unable to determine with any reasonable certainty what specific stock ownership threshold the Proposal would seek to apply when, as is the case here, state law does not require a minimum stock ownership threshold.

allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine from the proposal which of the two alternative methods the company would need to adopt in order to implement the proposal.[3] Likewise, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of GM's restructuring initiatives," where the company argued that stockholders would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives." Similarly, in *Northrop Corp.* (avail. Mar. 2, 1990), the Staff concurred with the exclusion of a proposal that requested the immediate "appointment" of a "qualified outside director" meeting a number of particular qualifications. The company argued that appointing a director could be accomplished in a number of different manners and that because the proposal provided no guidance, the company would be unable to determine which of the alternative actions implied by the proposal would be required. The Staff concurred, noting that "the proposal does not specify which corporate actions, from among a number of legally possible alternatives, would be chosen to effect the 'appointment' of the 'qualified outside director.'" *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

Thus, due to the Proposal's various inherent ambiguities, and consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what

---

[3] In this regard, the Proposal is also similar to the first proposal in *Pool Corp.* (avail. Feb. 17, 2009), where a stockholder proposal requested that the company either close or sell its service center in Mexico or alternatively, if management disagreed with that approach, engage the Tulane University Business School to undertake a strategic review of the company's Mexico service centers. The company argued that the proposal was excludable under Rule 14a-8(i)(3) because the inconsistent alternatives set forth in the proposal made it such that "no shareholder could be certain of what his or her vote would accomplish." Although the Staff excluded the Proposal on an alternate basis and therefore did not address the company's Rule 14a-8(i)(3) argument, we believe that the company's argument was a reasonable one and is relevant in that the Proposal similarly sets forth inconsistent alternatives such that stockholders cannot know with any reasonable certainty what effect the Proposal would have if approved.

actions or measures the proposal requires." SLB 14B. Accordingly, as a result of the vague and indefinite nature of the Proposal, we believe the Proposal is impermissibly misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael R. Peterson, the Company's Vice President, Securities Counsel and Assistant Corporate Secretary, at (770) 418-7737.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Michael R. Peterson, Newell Rubbermaid Inc.
John Chevedden

101214801.3

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Michael T. Cowh
Chairman of the Board
Newell Rubbermaid Inc. (NWL)
3 Glenlake Pkwy
Atlanta GA 30328
Phone: 770 418-7000

Dear Mr. Cowh,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: John Stipancich <john.stipancich@newellco.com>
Corporate Secretary
Fax: (770) 677-8737

[NWL: Rule 14a-8 Proposal, December 2, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. And adopting this proposal topic has been accomplished by other companies by using a bylaw provision of less then 200-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" in Takeover Defenses and "High Concern" in Executive Pay – $11 million for our CEO and only 41% of CEO pay was incentive based.

Long-term incentive pay for executives consisted of performance-based restricted stock units (PRSU) and time-based equity pay in the form of market-priced stock options and restricted stock units. PRSU's covered a three-year period and more than 50% of the target pay was paid for performing below the median of our peer group.

Underperforming industry peers should not result in pay of any kind. Our CEO was also potentially entitled to $51 million if there was a change in control. Executive pay polices such as these were not in the interests of shareholders.

Our board was the only major corporate directorship for 6 of our directors. This could indicate a significant lack of current transferable director experience.

Domenico De Sole, Elizabeth Cuthbert-Millett, Steven Strobel and Thomas Clarke each received more than 10% in negatives votes. These directors still held 50% of the seats on our most important board committees. Thomas Clarke was even the chairman of our executive pay committee.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 2, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 200 shares of Reliance Steel & Aluminum Co. (RS common stock – CUSIP:759509102) since December 2, 2008; 275 shares of Newell Rubbermaid Inc. (NWL common stock– CUSIP:651229106) since November 30, 2009; and 150 shares of Danaher Corporation (DHR common stock – CUSIP:235851102) since at November 20, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

From: Peterson, Michael
Sent: Tuesday, December 06, 2011 3:37 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Rule 14a-8 Proposal (NWL)

Dear Mr. Chevedden:

We are in receipt of your proposal dated December 2, 2011. Please note that you have not submitted adequate documentation with respect to your
eligibility to submit a proposal under Rule 14a.8. Specifically, you
have not appropriately verified your ownership of Newell Rubbermaid Inc. stock under Rule 14a-8(b). Neither you nor Ram Trust Services is a registered owner of Newell Rubbermaid stock and we have not been provided a written statement from the "record" holder meeting the requirements of Rule 14a-8(b)(2)(i). As set forth in Staff Legal Bulletin No. 14F dated October 18, 2011 (at http://www.sec.gov/interps/legal/cfslb14f.htm) (the "Legal Bulletin"), only DTC participants are to be viewed as "record" holders of securities that are deposited at DTC. Since RAM Trust Services is not a DTC participant, you will also need to obtain proof of ownership from the DTC participant through which the securities are held. If the DTC participant is The Northern Trust Company, you will need to obtain proof of ownership from Northern Trust in addition to the proof of ownership from Ram Trust Services. The Legal Bulletin provides a helpful Q&A on this topic:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof
of ownership statements verifying that, at the time the proposal was
submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant
confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of

ownership in a manner that is consistent with the guidance
contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after
receiving the notice of defect.

For additional information, I urge you to review the Legal Bulletin.
Under Rule 14a-8(f)(1), you have 14 days from the date hereof to correct this deficiency, thus your response containing the requisite proof of ownership must be postmarked, or transmitted electronically, no later than December 20, 2011.

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant Corporate Secretary Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)



Northern Trust

Post-it® Fax Note 7671	Date 12-12-11	# of pages ▶
To Michael Peterson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 770-677-8737	Fax #	

December 12, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Newell Rubbermaid, Inc. (Shareholder Resolution) CUSIP # 651229106
Account: ***FISMA & OMB Memorandum M-07-16* Ram Trust Services**

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 2, 2011, Ram Trust Services held 275 shares of Newell Rubbermaid, Inc. Company CUSIP # 651229106

The above account has continuously held at least 275 shares of NWL common stock since at least November 30, 2009.

Sincerely,

RStaggs

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services